FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For: Period to end July 2003

Transco plc
1-3 Strand
London WC2N 5EH
ENGLAND
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transco plc

Date: 5 August 2003                                                 By: s/ David C. Forward               (D C Forward)
                                                                                                                                            Authorised Signatory

ANNEX 1 - Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements to the London Stock Exchange
- Period to end July 2003

Transco plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Announcements:

17 July 2003- Euro Medium Term Note Programme

18 July 2003- Euro Medium Term Note Programme

Date: 17 July 2003

Transco plc

EURO MEDIUM TERM NOTE PROGRAMME

Transco plc announces that it has today issued GBP 50,000,000 5.625% Fixed Rate Instruments due 7 December 2007 Series No 25 Tranche No 2 and GBP 50,000,000 6% Fixed Rate Instruments due 7 June 2017 Series No 27 Tranche No 2, as part of its EUR 7,000,000,000 Euro Medium Term Note Programme.

Enquiries:

Andrew Kluth +44 (0)20 7004 3365

Date: 18 July 2003

Transco plc

EURO MEDIUM TERM NOTE PROGRAMME

Transco plc announces that it has today issued USD 11,000,000 Floating Rate Instruments due 18 July 2007 Series No 35 Tranche No 1, as part of its EUR 7,000,000,000 Euro Medium Term Note Programme.

Enquiries:

Andrew Kluth +44 (0)20 7004 3365